UNITES STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   -----------
                                   SCHEDULE TO
                                  (Rule14d-100)

            TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No.1)
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                              GAMCO INVESTORS, INC.
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                       (Name of Subject Company (Issuer))

                              GAMCO INVESTORS, INC.
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                  (Name of Filing Person (Identifying Status as
                        Offeror, Issuer or Other Person))

                               OPTIONS TO PURCHASE
                 CLASS A COMMON STOCK, PAR VALUE $.001 PER SHARE
                        GRANTED PURSUANT TO CERTAIN PLANS
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                         (Title of Class of Securities)

                                    36239Y102
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                      (CUSIP Number of Class of Securities)
                            (Underlying Common Stock)

                              James E. McKee, Esq.
                  Vice President, General Counsel and Secretary
                          Gabelli Asset Management Inc.
                    One Corporate Center, Rye, New York 10580
                            Telephone: (914) 921-3700
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            (Name, Address and Telephone Number of Person Authorized
       to Receive Notices and Communications on Behalf of Filing Persons)

                                 With a Copy to:
                               Richard Prins, Esq.
                    Skadden, Arps, Slate, Meagher & Flom LLP
                   Four Times Square, New York, New York 10036
                            Telephone: (212) 735-3000

                            CALCULATION OF FILING FEE
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    TRANSACTION VALUATION*                              AMOUNT OF FILING FEE
--------------------------------------------------------------------------------
         $12,792,421                                          $1,505.67
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--------------------
* Calculated solely for the purpose of determining the amount of the filing fee. This amount assumes that options to purchase 752,100 shares of class A common stock of Gabelli Asset Management Inc. will be purchased pursuant to this offer for an aggregate of $12,792,421 in cash. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended and Fee Advisory No. 6 for fiscal year 2005 issued by the Securities and Exchange Commission on December 9, 2004 equals $117.70 per million dollars of the value of the transaction.

     [X]Check box if any part of the fee is offset as provided by Rule
         0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,505.67    Filing Party: Gabelli Asset Management Inc.
                        ---------                  -----------------------------
Form or Registration No.: SC TO-I    Date Filed: August 19, 2005
                          -------                ---------------


     [ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

     [ ] third-party tender offer subject to Rule 14d-1.
     |X| issuer tender offer subject to Rule 13e-4.
     [ ] going-private transaction subject to Rule 13e-3.
     [ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]



         This Amendment No. 1 (this "Amendment") amends and supplements the Tender Offer Statement on Schedule TO (the "Schedule TO"), filed initially with the Securities and Exchange Commission on August 19, 2005 by Gabelli Asset Management Inc., a New York corporation (the "Company") in connection with its offer to purchase all outstanding options to purchase shares of class A common stock of the Company, granted under the 1999 and 2002 Stock Award and Incentive Plans for an amount in cash by which $44.34 exceeds the exercise price of each tendered option. On August 26, 2005, the Company filed an amendment to its certificate of incorporation changing its name to GAMCO Investors, Inc. The tender offer is being made on the terms and subject to the conditions set forth in the Offer to Purchase, dated August 19, 2005 and filed as Exhibit (a)(1)(A) to the Schedule TO (the "Offer to Purchase") and in the related Letter of Transmittal (which, together with the Offer to Purchase and any amendments or supplements thereto, collectively constitute the "Offer"). Capitalized terms used and not otherwise defined herein shall have the meanings assigned to such terms in the Offer to Purchase or in the Schedule TO. This Amendment is being filed on behalf of the Company.

         The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated in this Amendment to the Schedule TO by reference with respect to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent expressly provided herein.



ITEM 4.

         (1) The first sentence of the first paragraph under the caption "6. Conditions of the Tender Offer" is amended by deleting the phrase "and regardless of the circumstances giving rise to the event or events" therein.



         (2) Paragraph (a) subsection (ii) under the caption "6. Conditions of the Tender Offer" is hereby amended and restated as follows:

         "(ii) in our reasonable judgment, could materially and adversely affect our business, financial condition, income or operations or those of our subsidiaries, taken as a whole, or otherwise materially impair in any way the contemplated future conduct of our business or that of any of our subsidiaries;"


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


         (3) Paragraph (b) subsections (iii) and (iv) under the caption "6. Conditions of the Tender Offer" are hereby amended and restated as follows:

         "or (iii) materially and adversely affect our business, financial condition, income or operations or those of our subsidiaries, taken as a whole, or otherwise materially impair in any way the contemplated future conduct of our or any of our subsidiaries business;"



         (4) Paragraph (c) subsection (vi) under the caption "6. Conditions of the Tender Offer" is hereby amended and restated as follows:

         "(vi) any change in the general political, market, economic or financial conditions in the United States or abroad that could, in our reasonable judgment, have a material adverse effect on our business, financial condition, income or operations or those of our subsidiaries, or"



         (5) The first sentence of the last paragraph under the caption "6. Conditions of the Tender Offer" is amended by deleting the phrase "regardless of the circumstances giving rise to any such condition" therein.



         (6) The last sentence of the last paragraph under the caption "6. Conditions of the Tender Offer" is hereby amended and restated as follows:

         "Any determination or judgment concerning the events described above shall be made by us in our reasonable judgment with final determination subject to a court of law having jurisdiction regarding such matters."



ITEM 10

         In the section "Incorporation by Reference" under the caption "9. Certain Information Concerning Gabelli," the third paragraph is hereby deleted.



ITEM 11

         In the section "Forward-Looking Statements," the last sentence of the last paragraph is hereby deleted.


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


                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                              GAMCO INVESTORS, INC.



                                             By: /s/  Michael R. Anastasio Jr.
                                                    --------------------------
                                                 Name:  Michael R. Anastasio Jr.
                                                 Title: Vice President and Chief
                                                        Financial Officer


Dated: September 6, 2005


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


                                  EXHIBIT INDEX



EXHIBIT NUMBER             DESCRIPTION
--------------             -----------


(a) (1) (A)                Offer to Purchase, dated August 19, 2005*

(a) (1) (B)                Letter of Transmittal*

(a) (1) (C)                Letter to Option Holders*

(a) (2)                    Not applicable

(a) (3)                    Not applicable

(a) (4)                    Not applicable

(b)                        Not applicable

(d) (1) Gabelli Asset Management Inc. 1999 Stock Award and Incentive Plan (incorporated by reference to Exhibit
                           10.4 to Amendment No. 4 to the Company's
                           Registration Statement on Form S-1 (File No.
                           333-51023), filed with the Securities and Exchange Commission on February 10, 1999)*

(d) (2) Gabelli Asset Management Inc. 2002 Stock Award and Incentive Plan (incorporated by reference to Exhibit A to the Company's Proxy Statement on Form 14A, dated April 30, 2002, filed with the Securities and Exchange Commission on April 30, 2002)*

(g)                        Not applicable

(h)                        Not applicable


* Previously filed.


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